1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 31, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND PRICE SENSITIVE INFORMATION

ANNOUNCEMENT OF RESOLUTIONS OF THE 10TH MEETING OF
THE 4TH SESSION OF THE BOARD

This announcement is made pursuant to Rules 13.09 (1) and 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") and all members of the board of directors of the Company (the "Board") warrant the truthfulness, accuracy and completeness of the contents of the announcement and accept joint responsibility for any false statement or misleading representation contained in or material omission from the announcement.

On 30 January 2011, the 10th meeting of the 4th session of the Board considered and passed the following resolutions by way of written resolutions. The passing of the following written resolutions was in compliance with applicable laws, regulations rules and the articles of association of the Company.

I.	The proposal in relation to the fulfillment of the conditions for the non-public issuance of A shares by the Company was considered and approved.

It was approved that the proposal be submitted to the general meeting of the Company for consideration and approval.

II.	Each item in the proposal for the proposed non-public issuance of A shares by the Company was considered and approved.

Each item of the structure of the proposed non-public issuance (hereafter as the "A Share Issue") of domestic listed RMB denominated ordinary shares (A shares) by the Company was considered and approved by the Board as follows:

1.	Type and nominal value of shares to be issued: the domestic listed RMB denominated ordinary shares (A shares) with a nominal value of RMB1.00 each.

2.

Method of issue: non-public issuance. The Company will, within 6 months from obtaining the approval of China Securities Regulatory Commission, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

3.

Target subscribers: securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and qualified foreign institutional investors who are qualified legal persons, natural persons, or other legally qualified investors. The Company will determine the specific target subscribers after obtaining the relevant approval in accordance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies" through bidding.

4.	Lock-up period: the shares subscribed by the target subscribers of the A Share Issue are not transferable for a period of 12 months from the date of completion of the A Share Issue.

5.	Subscription method: all target subscribers will subscribe for shares of the A Share Issue in cash.

6.

Number of shares to be issued: The number of A Shares to be issued pursuant to the A Share Issue will not exceed 1,000,000,000 A shares. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, transfer to share capital, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the general meeting to determine the number of shares to be issued, having regard to the actual circumstances, the regulatory requirements of domestic and overseas securities regulatory authorities and after consultation with the lead underwriter of the A Share Issue.

7.

Pricing base date and price of the issue: the pricing base date of the A Share Issue is the date of the announcement of resolutions of the 10th meeting of the 4th session of the Board. The issue price will not be less than 90% of the average trading price of the A shares in the 20 trading days immediately preceding the pricing base date (the average trading price of A Shares in the 20 trading days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 trading days immediately preceding the pricing base date / the total volume of A Shares traded in the 20 trading days immediately preceding the pricing base date). The exact issue price will be determined by the Board after obtaining the approval of the China Securities Regulatory Commission, in accordance with the authorization granted at the general meeting of the Company and in compliance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies", based on the bidding results and after consultation with the lead underwriter. The minimum issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer to share capital or placing during the period from the pricing base date of the A Share Issue to the A Share issue date.

8.	Venue of listing: After the expiration of the lock-up period, the A Shares issued will be listed and traded on the Shanghai Stock Exchange.

9.

Use of proceeds: the proceeds proposed to be raised under the A Share Issue will not exceed RMB9 billion. After deduction of relevant expenses, the proceeds will be used in Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital, details of the project investments are as follows:

No.	Name of the project	Investment needed	Proceeds to be utilized
		(RMB billion)	(RMB billion)

1	Xing Xian alumina project	5.230	4.800
2	Zhongzhou Ore-dressing Bayer
	Process expansion
	construction project	2.992	2.400
3	Supplementation of working capital	1.800	1.800

	Total	10.022	9.000

If the actual amount of net proceeds raised in the A Share Issue is less than the total amount of the proceeds to be utilized for the above projects, the Company will make up the shortfall by other means. If the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may, subject to actual needs, utilize other funds for the implementation and swap such funds with the proceeds raised when they are available.

10.

Arrangements with regard to the cumulated undistributed profits: After the completion of the A Share Issue, the new shareholders and existing shareholders will share the undistributed profits cumulated prior to the A Share Issue.

11.

Period of validity of the resolution relating to the A Share Issue: 12 months from the date on which the proposal of the A share Issue was considered and approved at the general meeting, A Share class meeting and H Share class meeting of the Company.

It was resolved that the proposal be submitted to the general meeting, A share class meeting and H share class meeting of the Company for consideration and approval.

III.	The proposal for the feasibility analysis report on the use of proceeds to be raised from the non-public issuance of A shares of the Company was considered and approved.

It was resolved that the proposal be submitted to the general meeting of the Company for consideration and approval.

IV.	The proposal for the report on the use of proceeds raised in the last fund raising by the Company was considered and approved.

It was resolved that the proposal be submitted to the general meeting of the Company for consideration and approval.

V.	The proposal for the Company's plan for the non-public issuance of A shares was considered and approved.

It was resolved that the proposal be submitted to the general meeting of the Company for consideration and approval.

VI.

The proposal for the proposed authorization to be given at the general meeting of the Company to the Board and persons authorized by the Board to deal with matters relating to the non-public issuance of A shares was considered and approved.

The Board proposed to the general meeting that the Board be authorized to deal with all relevant matters relating to the private offering of A shares upon approval of the proposal for the proposed non-public issuance of A shares of the Company, including:

1.

that the Board be authorized to formulate and implement the structure for the non-public issuance of A shares, to determine the number of shares to be issued (including the corresponding adjustment in case of ex-rights or ex-dividend), the issue price, the target subscribers, the time for the issue, the commencement and the end of the issue period and all other matters relating to the proposed non-public issuance of A shares;

2.

that the Board, be authorized to revise the proposal and the projects for which proceeds of the non-public issuance of A shares are to be utilized for the purpose of complying with relevant laws and regulations or the requirements of the relevant securities regulatory authorities (except those matters which are required to be re-approved at the general meeting pursuant to relevant laws and regulations and the articles of association of the Company), taking into account factors such as the approval of the projects by relevant authorities, the change in relevant market conditions and the change in the conditions for implementing the projects for which proceeds are to be utilized;

3.

that the Board, the Chairman and any person authorized by the Chairman be authorized to sign any document relating to the non-public issuance of A shares and complete all relevant procedures such as making all necessary or appropriate application, submission, registration and filing;

4.

that the Board, the Chairman and any person authorized by the Chairman be authorized to execute, amend, supplement, deliver, submit and implement all agreements and application documents in relation to the non-public issuance of A Shares and complete all relevant procedures relating to the non-public issuance of A shares and the reporting of the non-public issuance of A shares such as making all relevant application and submission;

5.	that the Board be authorized to engage intermediaries such as sponsor to handle the non-public issuance of A shares and the reporting of the non-public issuance of A shares;

6.

that the Board be authorized to make relevant amendments to the articles of association of the Company and relevant trade and industry registration after the completion of the non-public issuance of A shares, and all other matters in relation to thereto;

7.

that the Board be authorized to reduce the proposed amount of proceeds to be applied in any one or more projects in the event that the actual amount of net proceeds raised is less than the total amount of proceeds proposed to be applied to the projects, and to apply the unutilized proceeds to supplement the Company's liquid capital in the event that the actual amount of proceeds applied to the projects is less than the actual amount of net proceeds raised;

8.

that the Board, the Chairman and any person authorized by the Chairman be authorized to handle matters relating to the listing on the Shanghai Stock Exchange of the A Shares to be issued pursuant to the non-public issuance after the completion of the non-public issuance of A shares;

9.	that the Board be authorized to deal with, in its absolute discretion, all other matters relating to the non-public issuance of A shares;

10.

the authorizations of items 6 to 8 above will be valid from the date of approval at the general meeting, A share class meeting and H share class meeting of the Company and will continue to be valid while the matters relating thereto subsist, and the authorizations under the other items above will be valid for 12 months following the date of approval at the general meeting, A share class meeting and H share class meeting of the Company.

It was resolved that the proposal be submitted to the general meeting, A Share class meeting and H Share class meeting of the Company for consideration and approval.

VII.

The proposal for the convening of the 2011 second Extraordinary General Meeting, the 2011 first A Share class meeting and the 2011 first H Share class meeting of the Company was considered and approved.

It was resolved that the Company would convene the 2011 second extraordinary general meeting, the 2011 first A Share class meeting and the 2011 first H Share class meeting and the Secretary to the Board was authorized to conduct verification of the content of the announcement and the circular and to determine such specific matters such as the time and venue in relation to the convening of the extraordinary general meeting and class meetings. The notices to convene the meetings will be announced separately.

The above proposals were unanimously passed by all directors of the Company. All independent directors of the Company approved the above proposals.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
30 January 2011

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary